SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 09, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 09, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

9 March 2012

Smith & Nephew Plc (the "Company")

Employee Share Plans - Announcement of transaction in ordinary shares of
US$0.20 each

The Company announces that on 8 March 2012 conditional awards over shares were granted under the Smith & Nephew Global Share Plan 2010 to Directors / persons discharging managerial responsibility ("PDMRs") as detailed in the tables below. No consideration is payable for these awards.

1.	PERFORMANCE SHARE AWARDS

Name	Director/PDMR	Number of shares subject to award shown at target vesting
Olivier Bohuon	Director	133,652
Adrian Hennah	Director	88,585
John Campo	PDMR	28,317
Francisco Canal Vega	PDMR	27,266
Michael Frazzette	PDMR	31,772
R. Gordon Howe	PDMR	22,859
G. Kelvin Johnson	PDMR	24,249
Helen Maye	PDMR	24,316
Rosalind Rivaz	PDMR	21,062
Roger Teasdale	PDMR	26,527

Notes:

(i)
There are performance conditions attached to the vesting of performance share awards. These awards will vest on 8 March 2015, subject to the achievement of the performance conditions which are measured from 1 January 2012 to 31 December 2014.

(ii)
The number of shares subject to above awards are shown at target vesting.  Should maximum vesting be achieved, participants will receive 2x the number of shares shown above.  Awards will vest on a straight line basis between target and maximum.

2.	Equity Awards

Name	Director/PDMR	Number of shares subject to award
Olivier Bohuon	Director	91,446
Adrian Hennah	Director	46,623
John Campo	PDMR	25,743
Francisco Canal Vega	PDMR	24,787
Michael Frazzette	PDMR	31,772
R. Gordon Howe	PDMR	27,015
G. Kelvin Johnson	PDMR	24,249
Helen Maye	PDMR	28,737
Rosalind Rivaz	PDMR	19,147
Roger Teasdale	PDMR	26,527

Notes:

(i)
The awards will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse.

This announcement is made in accordance with Disclosure & Transparency Rule 3.1.4(1)(a).  The transactions took place in London, UK.

9 March 2012

Contact:

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Telephone: +44 (0)20 7401 7646